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                             July 6, 2023

       David Platt, Ph.D.
       Chairman
       Bioxytran, Inc.
       75 2nd Ave, Suite 605
       Needham, MA 02494

                                                        Re: Bioxytran, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 30, 2023
                                                            File No. 333-272691

       Dear David Platt:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your revisions in response to prior comment 2 and reissue. Please further revise your disclosure to
remove any implication that your product candidates will be safe or effective, as such
conclusions are within the sole authority of the FDA and comparable foreign regulators. In
this regard, your disclosure on page 2 continues to state the
                                                        ProLectin-M technology
provides for "rapid, cost-effective and validated development of safe new molecule."
Disclosure on page 5 states that there is "clear evidence" that you have the ability to
develop a drug to "mitigate or treat COVID-19." Please remove these statements, and
any others like them, that imply you will be successful in developing your product
candidates. We will not object to revised disclosure that instead presents the
 David Platt, Ph.D.
Bioxytran, Inc.
July 6, 2023
Page 2
      objective data resulting from your clinical trials.
       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,
FirstName LastNameDavid Platt, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameBioxytran, Inc.
                                                            Office of Life
Sciences
July 6, 2023 Page 2
cc:       Robert J. Burnett, Esq.
FirstName LastName